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                          July 5, 2023

       David Luci
       President and Chief Executive Officer
       Acurx Pharmaceuticals, Inc.
       259 Liberty Avenue
       Staten Island, New York 10305

                                                        Re: Acurx
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2023
                                                            File No. 333-273015

       Dear David Luci:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey D. Cohan